UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the Month of July 2022

Commission File No.: 333-204074

WINS FINANCE HOLDINGS INC.

1F, Building 1B
No. 58 Jianguo Road, Chaoyang District
Beijing 100024, People’s Republic of China
(Address of Principal Executive Offices.)

2 Wall Street
8th Floor
New York, NY 10005
(646) 694-8538
(New York Office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Unregistered Sales of Equity Securities.

On July 21, 2022, Wins Finance Holdings Inc. (the “Company”) issued options to purchase an aggregate of 900,000 of its ordinary shares to 29 of its officers, directors and employees, including the following:

Name	Title	Number of shares underlying options
Mu Renhui（穆仁辉）	Chief Executive Officer	130,000
Cheng Yu Chan（成羽蝉）	CFO	50,000
Wang Peng（王鹏）	Independent Director	30,000
Huang Jianhua（黄建华）	Independent Director	65,000
Li Jiyi（李继祎）	Independent Director	30,000

The options vest as follows: 25% on the first anniversary of the Vesting Commencement Date, and then in equal monthly installments over the following 24 months. For purposes of the option agreements, the Vesting Commencement Date is June 6, 2022. The options have an exercise price of $0.255 per ordinary share and expire on June 10, 2032.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: July 27, 2022

WINS FINANCE HOLDINGS INC.

By:	/s/ Renhui Mu
Name: Renhui Mu
Title: Chief Executive Officer